EXHIBIT 99.1

Wanda Sports Group Successfully Completes Refinancing

New facility increases the Company’s liquidity and reduces financing costs

BEIJING, March 17, 2020 (GLOBE NEWSWIRE) – Wanda Sports Group Company Limited (NASDAQ: WSG) (the “Company”) today announced that the Company signed a $240 million senior term loan facility agreement with Credit Suisse AG, Singapore Branch, enabling the Company to refinance and prepay its existing senior 364-day term loan facility, dated March 15, 2019.

Mr. Hengming Yang, President and CEO of Wanda Sports Group said, “We are very pleased with the new credit facility. The successful refinancing demonstrates continued confidence in our business and operations, despite the global challenges and uncertainties resulting from COVID-19. We will continue to work diligently on behalf of our partners, athletes, fans and shareholders.”

Mr. Brian Liao, Global CFO of Wanda Sports Group said, “As always, we are committed to lowering our costs, monitoring our use of cash, and balancing our investments with disciplined management of our existing financial resources to optimize shareholder returns. The new facility provides the Company with additional financial flexibility, while allowing it to take advantage of the current favorable interest rate environment to lower interest costs.”

The term of the new facility is 364 days. The pricing will initially be LIBOR plus an applicable margin, and the term is subject to certain mandatory prepayment terms. These and the other principal terms of the new facility are outlined further in a Form 6-K (Report of Foreign Private Issuer) submitted today to the U.S. Securities and Exchange Commission.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. All forward-looking statements speak only as of the date of this press release and are expressly qualified in their entirety by the cautionary statements included in this press release.  The Company disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.
For more information, please contact:
Wanda Sports Group
Edith Kwan
ir@wsg.cn

Sard Verbinnen & Co
Ron Low or Paul Scarpetta
WandaSports-SVC@SARDVERB.com